SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LIBERTY INTERACTIVE CORPORATION

(Name of Issuer)

Series A Liberty Ventures common stock, par value $.01 per share

Series B Liberty Ventures common stock, par value $.01 per share

(Title of Class of Securities)

Series A Liberty Ventures common stock: 53071M856

Series B Liberty Ventures common stock: 53071M864

(CUSIP Numbers)

Gregory B. Maffei

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Liberty Ventures common stock: 53071M856 Series B Liberty Ventures common stock: 53071M864

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Liberty Ventures common stock: 1,420,965 (1)(2)(3)(4)(5) Series B Liberty Ventures common stock: 489,564 (2)

	8	Shared Voting Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

	9	Sole Dispositive Power Series A Liberty Ventures common stock: 1,420,965 (1)(2)(3)(4)(5) Series B Liberty Ventures common stock: 489,564 (2)

	10	Shared Dispositive Power Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Liberty Ventures common stock: 1,420,965 (1)(2)(3)(4)(5) Series B Liberty Ventures common stock: 489,564 (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A Liberty Ventures common stock: 1.7% (5)(6) Series B Liberty Ventures common stock: 10.4% (6)

14	Type of Reporting Person IN

(1)                                 Includes 878 shares of Series A Liberty Ventures common stock, par value $0.01 per share (“LVNTA”), held in the Liberty Media 401(k) Savings Plan as of October 31, 2017.

(2)                                 Includes (i) 765,441 shares of LVNTA and (ii) 453,166 shares of Series B Liberty Ventures common stock, par value $0.01 per share (“LVNTB”), that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, November 1, 2017.

(3)                                 Includes 574,211 shares of LVNTA held by a grantor retained annuity trust.

(4)                                 Includes 80,435 shares of LVNTA pledged to Morgan Stanley Private Bank, National Association in connection with a loan facility.

(5)                                 Does not include shares of LVNTA issuable upon conversion of shares of LVNTB beneficially owned by Gregory B. Maffei (“Mr. Maffei”); however, if such shares of LVNTA were included, Mr. Maffei would beneficially own 1,910,529 shares of LVNTA and the percent of shares of LVNTA, as a series, represented by Mr. Maffei’s beneficial ownership would be approximately 2.3% of such shares of LVNTA outstanding, in each case subject to the relevant footnotes set forth herein.

(6)                                 For purposes of calculating the beneficial ownership of Mr. Maffei, the total number of shares of LVNTA outstanding was 82,116,738 and the total number of shares of LVNTB outstanding was 4,698,480, in each case, as of October 31, 2017, as reported by Liberty Interactive Corporation, a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the “10-Q”), filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2017, and as calculated in accordance with Rule 13d-3 under the Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for the assumed exercise of all options and other rights to acquire shares of LVNTA or LVNTB held by Mr. Maffei and exercisable within 60 days after November 1, 2017.  Each share of LVNTB is convertible, at the option of the holder, into one share of LVNTA.  Each share of LVNTA and the Issuer’s Series A QVC Group common stock, par value $0.01 per share (“QVCA”), is entitled to one vote, whereas each share of LVNTB and the Issuer’s Series B QVC Group common stock, par value $0.01 per share (“QVCB”, and together with QVCA, the “QVC Group common stock”) is entitled to ten votes. Accordingly, together with the shares of QVC Group common stock beneficially owned by Mr. Maffei, as reported in Amendment No. 1 to the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2017 (including any shares reported therein as to which Mr. Maffei has disclaimed beneficial ownership), Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 3.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and in the 10-Q and calculated in accordance with Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.   )

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION

Item 1.                                                         Security and Issuer.

Gregory B. Maffei (“Mr. Maffei”) is filing this statement on Schedule 13D (this “Statement”) with respect to the following series of common stock of Liberty Interactive Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Maffei:

(a)                                 Series A Liberty Ventures common stock, par value $0.01 per share (“LVNTA”); and

(b)                                 Series B Liberty Ventures common stock, par value $0.01 per share (“LVNTB”, and together with LVNTA, the “Liberty Ventures common stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The Issuer also has shares of Series A QVC Group common stock, par value $0.01 per share (“QVCA”), and Series B QVC Group common stock, par value $0.01 per share (“QVCB”, and together with QVCA, the “QVC Group common stock”), outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of LVNTA issuable upon conversion of shares of LVNTB.  By its terms, each share of LVNTB is convertible into one share of LVNTA at the option of the holder.  Shares of LVNTA are not convertible.  The holders of LVNTA and LVNTB generally vote together as a single class together with the holders of the QVC Group common stock with respect to all matters voted on by the stockholders of the Issuer.  The holders of LVNTA and QVCA are entitled to one vote per share and the holders of LVNTB and QVCB are entitled to ten votes per share.

Item 2.                                                         Identity and Background.

The reporting person is Gregory B. Maffei, whose business address is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  Mr. Maffei is President, Chief Executive Officer and a director of the Issuer.

During the last five years, Mr. Maffei has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Maffei is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

On August 9, 2012, the Issuer completed the approved recapitalization of its common stock through the creation of the Liberty Interactive common stock (now known as the QVC Group common stock) and Liberty Ventures common stock as tracking stocks. In the recapitalization, each holder of Liberty Interactive Corporation common stock remained a holder of the same amount and series of Liberty Interactive common stock and received 0.05 of a share of the corresponding series of Liberty Ventures common stock, by means of a dividend, with cash issued in lieu of fractional shares of Liberty Ventures common stock.  On October 3, 2014, the Issuer reattributed from the QVC Group to the Ventures Group certain of its digital commerce businesses. In connection with such reattribution, each holder of Liberty Interactive common stock received 0.14217 of a share of the corresponding series of Liberty Ventures common stock for each share of Liberty Interactive common stock held as of the record date, with cash paid in lieu of fractional shares.

Mr. Maffei acquired ownership of the shares of Liberty Ventures common stock reported in this Statement through (i) such distributions, (ii) compensatory arrangements (including purchases through a 401(k) account having the benefit of employer funded matching payments) with the Issuer in consideration of his service as an officer and (iii) a privately negotiated exchange transaction with a third party.

Item 4.                                                         Purpose of the Transaction.

Mr. Maffei acquired beneficial ownership of the shares of Liberty Ventures common stock reported on this Statement pursuant to various transactions, as described in Item 3 of this Statement.  Mr. Maffei holds and has acquired these shares of Liberty Ventures common stock for investment purposes.

Other than as set forth in this Statement or has been publicly announced by the Issuer (including the proposed transactions with General Communication, Inc. and HSN, Inc., as described in more detail in the Issuer’s filings with the Securities and Exchange Commission (the “SEC”), including in its Current Reports on Form 8-K filed on April 10, 2017 and July 11, 2017, respectively), Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is the President and Chief Executive Officer of the Issuer and a member of its board of directors.  As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Mr. Maffei reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Maffei; estate planning and tax considerations; and market conditions (including the trading prices of the Liberty Ventures common stock) and general economic and industry conditions, Mr. Maffei may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: purchasing or otherwise acquiring additional shares of Liberty Ventures common stock or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings, or otherwise changing his intention with respect to any and all matters referred to in the second paragraph of this item.

The information contained in Item 6 of this Statement is incorporated into this Item 4 by reference.

Item 5.                                                         Interest in Securities of the Issuer.

(a) - (b)        Mr. Maffei beneficially owns (without giving effect to the conversion of shares of LVNTB into shares of LVNTA) (i) 1,420,965 shares of LVNTA (including (x) 878 shares held in the Liberty Media 401(k) Savings Plan for the benefit of Mr. Maffei, (y) 765,441 shares  that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, November 1, 2017, and (z) 574,211 shares held by a grantor retained annuity trust), which represent approximately 1.7% of the outstanding shares of LVNTA, and (ii) 489,564 shares of LVNTB (including 453,166 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, November 1, 2017), which represent approximately 10.4% of the outstanding shares of LVNTB.

The foregoing percentage interests are based upon the following number of shares reported as outstanding as of October 31, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 (the “10-Q”), filed with the SEC on November 9, 2017, and as calculated in accordance with Rule 13d-3 of the Exchange Act: 82,116,738 shares of LVNTA and 4,698,480 shares of LVNTB.  Each share of LVNTA and QVCA is entitled to one vote, whereas each share of LVNTB and QVCB is entitled to ten votes.  Accordingly, together with the shares of the Issuer’s QVC Group common stock beneficially owned by Mr. Maffei, as reported in Amendment No. 1 to the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2017 (including any shares reported therein as to which Mr. Maffei has disclaimed beneficial ownership), Mr. Maffei may be deemed to beneficially own voting securities of the Issuer representing approximately 3.3% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and in the 10-Q and calculated in accordance with Rule 13d-3 of the Exchange Act.

(c)                                  On November 1, 2017, Mr. Maffei acquired beneficial ownership of an additional 268,889 shares of LVNTB, as a result of the vesting on December 31, 2017 of stock options to purchase 268,889 shares of LVNTB held by Mr. Maffei at an exercise price of $52.39 per share.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Of the shares of Liberty Ventures common stock beneficially owned by Mr. Maffei, 80,435 shares of LVNTA are pledged to Morgan Stanley Private Bank, National Association (“Morgan Stanley”) in connection with a loan facility extended by Morgan Stanley.

Item 7.                                                         Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2017

/s/ Gregory B. Maffei
Gregory B. Maffei